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SEC FILE NUMBER
1-6615

CUSIP NUMBER
868168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Superior Industries International, Inc.

Full Name of Registrant

Former Name if Applicable
7800 Woodley Avenue

Address of Principal Executive Office (Street and Number)
Van Nuys, CA 91406

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On November 9, 2006, a derivative lawsuit was filed against the Company and certain present and former executives, officers and directors of the Company alleging that the grant dates for a number of the options granted to certain Company directors, officers and employees occurred prior to upward movements in the stock price, and that the stock options grants were not properly accounted for in the Company’s financial reports and not properly disclosed in the Company’s SEC filings. On December 5, 2006, a second derivative lawsuit was filed involving similar allegations. Very shortly after the filing of the first derivative lawsuit, to evaluate the merits of its allegations, the Company’s management, under the oversight of the Audit Committee of the Board of Directors, and with assistance of outside counsel and forensic accounting experts, began conducting a comprehensive review of the Company’s historical stock option grant practices. Although this review has been substantially completed, the Company will not be in a position to file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) until after the completion of the review.
The Company has identified corrections that will be required to be recorded in the financial statements, but has not yet determined the impact of the materiality to the financial statements and related footnotes. Based on the preliminary findings, the Company does not believe that the impact of these errors would have a material impact on any prior periods. Nor is the Company able to determine what, if any, impact the results of the review will have on managements’ assessment of the effectiveness of the Company’s internal controls over financial reporting or disclosure controls and procedures.
Despite diligent efforts, the work necessary to complete our internal investigation to gather facts around the Company’s prior option grants in response to the two derivative lawsuits discussed above and management’s review of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, could not be completed in sufficient time to permit filing of the Company’s 2006 Form 10-K on the scheduled due date of March 16, 2007.
As a result, the Company is seeking the extension provided by Rule 12b-25 in order to allow the Company to complete its assessment on internal control and its financial statements. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its 2006 Form 10-K on or prior to the reporting deadline provided by such extension.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

R. Jeffrey Ornstein	818	902-2700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s current estimate, which is subject to change, for the three months ended December 31, 2006 is: revenue increased 3.0% to $212,169,000 from $205,901,000 for the fourth quarter of 2005, and net loss was $4,827,000, or $0.18 per diluted share. This compares to net loss of $19,943,000, or $0.75 per diluted share, for the fourth quarter of the prior year.

The Registrant’s current estimate, which is subject to change, for the twelve months ended December 31, 2006 is: revenue decreased 1.8% to $789,862,000, from $804,161,000 for 2005. Net loss for 2006 was $9,321,000, or $0.35 per diluted share. This compares to net loss for 2005 of $5,836,000, or $0.22 per diluted share.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ R. Jeffrey Ornstein

R. Jeffrey Ornstein
Vice President and Chief Financial Officer